SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 16, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 16, 2008

TAM Cargo Announces New Cargo Terminal Operations at Tom Jobim Airport

The facility’s capacity for handling domestic cargo has been quadrupled to accommodate up to 60 tons per day

São Paulo, September 16, 2008 – (Bovespa: TAMM4 and NYSE: TAM) TAM Cargo, the cargo branch of TAM Linhas Aéreas, began operating in its new domestic cargo terminal at the Tom Jobim Airport (Galeão), in Rio de Janeiro. The facilities occupy a total area of 1,200 square meters and are able to store up to 60 tons of cargo per day – four times more than the old terminal.

TAM’s Vice President of Commerce and Planning, Paulo Castello Branco, said that the new cargo terminal will complement the investments that TAM is making in Rio de Janeiro’s market. “We are increasing the number of domestic and international flights out of the Tom Jobim Airport, and for this reason have installed a structure that is capable of serving our clients in the cargo industry,” explained Castello Branco.

TAM’s Director of Cargo, Carlos Amodeo, explains that the new terminal’s infrastructure allows more operational agility and improved quality in customer service. “With the expansion of our storage capacity for domestic cargo, we are better prepared to meet the growing demand,” said Amodeo. International cargo will continue to be moved through Infraero.

TAM Cargo will invest approximately R$ 22 million on infrastructure in domestic cargo terminals throughout the country in 2008. The company is also investing another R$ 8 million in the national and international cargo systems, which will allow TAM CARGO to increase its cargo capacity and to further integrate is operational, commercial and financial sectors.

In the first half of 2008, TAM Cargo reported an increase of 33.6% in gross cargo sales (domestic and international cargo), reaching R$ 470.2 million, compared to R$ 352 million in the same period of 2007. The result represented approximately 9.5% of the total revenue of R$ 5 billion reported by the company in that period.

The growth in TAM Cargo’s revenue is primarily due to commercial efforts to gain client loyalty, an increase in corporate agreements, acquisition of new clients and improvements in service levels. This growth is also due to the company’s increased international presence and, in the domestic market, the substitution of F-100 airplanes for airplanes in the A320 family, resulting in more cargo hold space.

TAM Cargo

TAM Cargo’s portfolio contains options that meet the needs of every sector: TAM Cargo Próximo Vôo (Next Flight) – the fastest on the market, for urgent deliveries; TAM Cargo Próximo Dia (Next Day) – delivery on the day after it was sent; TAM Cargo Convencional (Conventional) – ideal for transporting large volumes; TAM Cargo Internacional (International) – for importing and exporting cargo from airport-airport.

Currently, TAM Cargo serves 42 Brazilian airports with direct flights, collects from more than 400 cities and delivers to more than 3,900 locations in the country. TAM Cargo International service reaches approximately 45 countries and more than 120 countries spanning the countries of the Southern Common Market, North America, Europe and the Far East.

Seeking service excellence, TAM Cargo offers customer service solutions through the website www.tamcargo.com.br and through their 24-hour Call Center, which allows users to obtain general information about transportation of goods, get quotations, request pick-ups and track cargo in real time. The phone number for this service is 0300 1159999.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed August 2008 with 54.2% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 73.9% in August. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5 million members and has redeemed more than 5.9 million tickets for frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.